

Mail Stop 4720

December 15, 2015

Via E-mail
Mr. Shane Kovacs
Chief Financial Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, New Jersey 07080

> **Re:** **PTC Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 9, 2015**
> **File No. 001-35969**

Dear Mr. Kovacs:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 6. Selected Financial Data, page 94

1. You present only three years of statements of operations data in your table. As information for 2011 was presented in your initial public offering registration statement on Form S-1, File Number 333-193677, please represent to us that you will include five years of information in your 2015 Form 10-K as required by Item 301(a) of Regulation S-K. In addition, please represent that you will include the balance sheet information required by Instruction 2 to Item 301 of Regulation S-K in your 2015 Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and significant judgments and estimates
Inventories and Cost of Product Revenues, page 100

2. Please tell us why you have not capitalized any inventory costs for Translarna product manufactured for sale in Europe under your conditional approval and reference for us the authoritative literature you relied upon to support your accounting. Please ensure your response also addresses the following:

- Tell us the amount of inventory costs you charged to expense in each fiscal year.
- Tell us the amount of inventory costs you charged to expense prior to receipt of conditional approval.
- Tell us why it is appropriate to charge inventory costs incurred after receipt of conditional approval to research and development expenses. Explain to us how the ultimate commercial sale of this product meets the definition of research or development under ASC 730-10-20 by discovering new knowledge or translating that knowledge into new products, processes or techniques.
- Tell us the amount of royalties and other miscellaneous selling costs, as indicated on page 10 of your September 30, 2015 Form 10-Q, associated with your product sales that you have charged to research and development costs. Explain to us how these costs meet the definition of research or development.
- Tell us the amount of zero-cost inventory you have on hand in terms of units, the number of units you have sold by reporting period through September 30, 2015 and why you do not provide any indication of the amount of this inventory on hand in your filings.
- Although you characterize the amount of cost of sales in 2014 as being insignificant, tell us what the cost of sales for 2014 and each quarter in 2015 would have been if you had not charged all your inventory costs to research and development expenses. Tell us your consideration for disclosing these amounts and why it is apparently not meaningful information for investors to understand the potential gross margins for Translarna.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Notes to Consolidated Financial Statements
Note 2: Summary of significant accounting policies
Revenue Recognition
Net Product Sales, page 11

3. Please tell us whether you grant the right of return to your Translarna customers. If so, please tell us the provisions of your return policy and demonstrate to us how you were able to make reasonable estimates of returns as required by ASC 605-15-25-1f in order to record revenue upon product shipment effective January 1, 2015. In this regard, you disclose on page 4 of your 2014 Form 10-K that Translarna is the first ever approved

treatment for the underlying cause of nonsense mutation Duchenne muscular dystrophy and that you did not launch Translarna on a commercial basis until December 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance